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Coffee
Upwardly Mobile Coffee

Food Truck

Oklahoma City, OK 73106
Coming Soon
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THE PITCH
Upwardly Mobile Coffee is seeking investment to purchase equipment and open for business.
First Location
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OUR MISSION

Upwardly Mobile Coffee is an environmentally sound, socially conscience, minimal-waste venture. I will sell nitro cold brew coffee, cold brew coffee, and espresso drinks, as well as donuts, and cinnamon rolls in a fully electric three-wheeled food truck, focusing on event squares and places with busy foot traffic in prime commute hours.

For every dozen of donuts that I sell, I will give a dozen to the homeless. Anyone needing food can ask me at the food truck for some help, no questions asked, and I will help.
My business is scalable, with the potential to open a commercial canning operation. My goal is to hire from the homeless first, to give others the same leg up I had
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BUSINESS MODEL

The truck that I've sourced is fully electric with solar panels mounted on board, and I want to have as minimal waste and small of an environmental impact as possible.

I will use the spent coffee grounds to culture and harvest mushrooms (oyster and shiitake) in grow bags for sale direct-to-consumer and restaurants, the growing scale should rapidly require hiring part-time workers and develop full-time opportunities for the homeless
I will pay a living wage to all hires, and endeavor to help them secure solid health insurance and housing.Making the world a better place isn't optional, it's the whole point.
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Q&A
What is your background? How did you get into the industry?

My background is fairly diverse. I am a classically trained chef, but I have a number of Food Aversions related to Autism that prevented me from exploring the field extensively. I was a substance abuse counselor, IT consultant, computer repair tech, and one-time Soto Buddhist Monk prior to turning to writing as a serious pursuit. I'm a double-literary agented author, with a focus in children's books and cookbooks. It was the cookbook route that kindled a desire for opening Upwardly Mobile Coffee. While my Food Aversions may limit me in other ways, I have a powerful love of coffee, donuts, and cinnamon rolls that remains undaunted.

Why are you raising capital and why is now a good time?

When I created the core business model of Upwardly Mobile Coffee, I incorporated an element of environmental responsibility and social justice. I'm dedicated to being waste-minimal and using clean, renewable energy whenever possible. I'm raising capital to help fulfill those objectives, with higher working capital I can invest in E-vehicles and renewable power generation on the business level. Also, there is a current market need for nitro cold brew coffee suppliers. Especially in OKC, there is a thirst for the product that isn't being met by retailers. Now is an especially good time to make a good faith effort to invest in green energy and capitalize on trend.

What are the main challenges for this businesses?

The main challenges will be maintaining supply to meet demand. I foresee extensive expansion very quickly, with significant reinvestment of business profits towards that growth, while being agile and adaptive enough to further capitalize on trend. Working to honor the mission of environmental sustainability while increasing supply and not reaching market saturation will be a balance.

Who is your biggest inspiration?

Elon Musk's vision of business synergy is admirable. The pipeline from solar panels and roofs, power banks, and EVs is both logical and bold.

What is your background? How did you get into the industry?

My background is fairly diverse. I am a classically trained chef, but I have a number of Food Aversions related to Autism that prevented me from exploring the field extensively. I was a substance abuse counselor, IT consultant, computer repair tech, and one-time Soto Buddhist Monk prior to turning to writing as a serious pursuit. I'm a double-literary agented author, with a focus in children's books and cookbooks. It was the cookbook route that kindled a desire for opening Upwardly Mobile Coffee. While my Food Aversions may limit me in other ways, I have a powerful love of coffee, donuts, and cinnamon rolls that remains undaunted.

Why are you raising capital and why is now a good time?

When I created the core business model of Upwardly Mobile Coffee, I incorporated an element of environmental responsibility and social justice. I'm dedicated to being waste-minimal and using clean, renewable energy whenever possible. I'm raising capital to help fulfill those objectives, with higher working capital I can invest in E-vehicles and renewable power generation on the business level. Also, there is a current market need for nitro cold brew coffee suppliers. Especially in OKC, there is a thirst for the product that isn't being met by retailers. Now is an especially good time to make a good faith effort to invest in green energy and capitalize on trend.

What are the main challenges for this businesses?

The main challenges will be maintaining supply to meet demand. I foresee extensive expansion very quickly, with significant reinvestment of business profits towards that growth, while being agile and adaptive enough to further capitalize on trend. Working to honor the mission of environmental sustainability while increasing supply and not reaching market saturation will be a balance.

Who is your biggest inspiration?

Elon Musk's vision of business synergy is admirable. The pipeline from solar panels and roofs, power banks, and EVs is both logical and bold.

What is your background? How did you get into the industry?

My background is fairly diverse. I am a classically trained chef, but I have a number of Food Aversions related to Autism that prevented me from exploring the field extensively. I was a substance abuse counselor, IT consultant, computer repair tech, and one-time Soto Buddhist Monk prior to turning to writing as a serious pursuit. I'm a double-literary agented author, with a focus in children's books and cookbooks. It was the cookbook route that kindled a desire for opening Upwardly Mobile Coffee. While my Food Aversions may limit me in other ways, I have a powerful love of coffee, donuts, and cinnamon rolls that remains undaunted.

Why are you raising capital and why is now a good time?

When I created the core business model of Upwardly Mobile Coffee, I incorporated an element of environmental responsibility and social justice. I'm dedicated to being waste-minimal and using clean, renewable energy whenever possible. I'm raising capital to help fulfill those objectives, with higher working capital I can invest in E-vehicles and renewable power generation on the business level. Also, there is a current market need for nitro cold brew coffee suppliers. Especially in OKC, there is a thirst for the product that isn't being met by retailers. Now is an especially good time to make a good faith effort to invest in green energy and capitalize on trend.

What are the main challenges for this businesses?

The main challenges will be maintaining supply to meet demand. I foresee extensive expansion very quickly, with significant reinvestment of business profits towards that growth, while being agile and adaptive enough to further capitalize on trend. Working to honor the mission of environmental sustainability while increasing supply and not reaching market saturation will be a balance.

Who is your biggest inspiration?

Elon Musk's vision of business synergy is admirable. The pipeline from solar panels and roofs, power banks, and EVs is both logical and bold.

This is a preview. It will become public when you start accepting investment.
THE TEAM
Matthew
Owner

I trained as a chef but was never able to work in the field due to Autism-related Food Aversions. In 2019, I was homeless for most of the year, living in a shelter. I was given a second chance at life, and I want to pay forward the blessings that I have been given. That's why Upwardly Mobile Coffee is such a passion for me, it's an opportunity to find myself and establish a level of financial stability that I've never had before.

I am dedicated to helping people in similar straights that I found myself two years ago.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Purchase of Food Truck $6,000
Equipment $3,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$350,400	$385,440	$412,420	$433,041	$446,032
Cost of Goods Sold	$2,000	$2,200	$2,353	$2,470	$2,544
Gross Profit	$348,400	$383,240	$410,067	$430,571	$443,488

EXPENSES

Rent	$3,000	$3,075	$3,151	$3,229	$3,309
Salaries	$78,000	$85,800	$91,805	$96,395	$99,286
Insurance	$1,440	$1,476	$1,512	$1,549	$1,587
Repairs & Maintenance	$1,200	$1,230	$1,260	$1,291	$1,323
Legal & Professional Fees	$12,000	$12,300	$12,607	$12,922	$13,245
Operating Profit	$252,760	$279,359	$299,732	$315,185	$324,738

This information is provided by Upwardly Mobile Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Upwardly Mobile Coffee business plan.doc
Investment Round Status
Target Raise $10,000
Maximum Raise $40,000
Amount Invested $0
Investors 0
Investment Round Ends September 15, 2021
Summary of Terms
Legal Business Name Upwardly Mobile Coffee, LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.8×
Business's Revenue Share 1%-4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2027
Financial Condition
No operating history

Upwardly Mobile Coffee was established in June 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Upwardly Mobile Coffee has a moderate liquidity position due to its high cash reserves as compared to debt and other liabilities. Upwardly Mobile Coffee expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Forecasted milestones

Upwardly Mobile Coffee forecasts the following milestones:

Secure license to operate in Oklahoma City, OK by September 2021.

Obtain the first food truck by September 2021.

Achieve $385K revenue per year by 2023.

Achieve $252K profit per year by 2023.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Upwardly Mobile Coffee to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Upwardly Mobile Coffee operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Upwardly Mobile Coffee competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Upwardly Mobile Coffee's core business or the inability to compete successfully against the with other competitors could negatively affect Upwardly Mobile Coffee's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Upwardly Mobile Coffee's management or vote on and/or influence any managerial decisions regarding Upwardly Mobile Coffee. Furthermore, if the founders or other key personnel of Upwardly Mobile Coffee were to leave Upwardly Mobile Coffee or become unable to work, Upwardly Mobile Coffee (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Upwardly Mobile Coffee and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Upwardly Mobile Coffee is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Upwardly Mobile Coffee might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Upwardly Mobile Coffee is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Upwardly Mobile Coffee

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Upwardly Mobile Coffee's financial performance or ability to continue to operate. In the event Upwardly Mobile Coffee ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Upwardly Mobile Coffee nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Upwardly Mobile Coffee will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Upwardly Mobile Coffee is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Upwardly Mobile Coffee will carry some insurance, Upwardly Mobile Coffee may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Upwardly Mobile Coffee could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Upwardly Mobile Coffee's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Upwardly Mobile Coffee's management will coincide: you both want Upwardly Mobile Coffee to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Upwardly Mobile Coffee to act conservative to make sure they are best equipped to repay the Note obligations, while Upwardly Mobile Coffee might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Upwardly Mobile Coffee needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Upwardly Mobile Coffee or management), which is responsible for monitoring Upwardly Mobile Coffee's compliance with the law. Upwardly Mobile Coffee will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Upwardly Mobile Coffee is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Upwardly Mobile Coffee fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Upwardly Mobile Coffee, and the revenue of Upwardly Mobile Coffee can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Upwardly Mobile Coffee to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Upwardly Mobile Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Upwardly Mobile Coffee isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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